EXHIBIT 12

NEWELL RUBBERMAID INC. AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratio data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
Earnings available for fixed charges:
Income before income taxes	($211.4)	$126.2	($84.6)	$308.9
Fixed charges:
Interest expense	32.3	34.0	95.8	108.0
Portion of rent determined to be interest (1)	11.0	11.0	31.7	31.8

	($168.1)	$171.2	$42.9	$448.7

Fixed charges:
Interest expense	$32.3	$34.0	$95.8	$108.0
Portion of rent determined to be interest (1)	11.0	11.0	31.7	31.8

	$43.3	$45.0	$127.5	$139.8

Ratio of (loss)/earnings to fixed charges	(3.88)	3.80	0.34	3.21

(1) A standard ratio of 33% was applied to gross rent expense to approximate the interest portion of short-term and long-term leases.